UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 0-10436.

A.	Full title of the plan and the address of plan, if different from that of the issuer named below

L.B. Foster Company 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

L.B. FOSTER COMPANY

415 Holiday Drive

Pittsburgh, PA 15222

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

L.B. Foster Company

401(k) and Profit Sharing Plan

Financial Statements

and Supplemental Schedule

December 31, 2015 and 2014 and the

Year Ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

L.B. Foster Company

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of L. B. Foster Company 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Charleston, West Virginia

June 28, 2016

L.B. Foster Company

401(k) and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value	$64,520,865	$71,384,409

Receivables:
Notes receivable from participants	1,242,764	1,229,445
Contributions receivable from employer	798,898	1,100,000
Contributions receivable from employee	98,362	—

	2,140,024	2,329,445

Net assets available for benefits	$66,660,889	$73,713,854

See accompanying notes.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions
Investment income (loss):
Interest and dividends	$3,407,660
Net realized/unrealized depreciation in investment fair value	(6,339,800)

Total investment income	(2,932,140)
Interest income from notes receivable from participants	47,088
Contributions:
Employee	3,080,716
Employer	2,151,891
Rollover	192,137

Total contributions	5,424,744

Total additions	2,539,692

Deductions
Deductions from net assets attributable to:
Benefit payments	9,586,462
Administrative expenses	15,449

Total deductions	9,601,911

Decrease in net assets available for benefits before transfers	(7,062,219)
Transfers in from affiliated plan*	9,254

Decrease in net assets available for benefits after transfers	(7,052,965)
Net assets available for benefits, beginning of year	73,713,854

Net assets available for benefits, end of year	$66,660,889

*	L.B. Foster Company Savings Plan for Bargaining Unit Employees

See accompanying notes.

L.B. Foster Company

401(K) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2015 and 2014

1. Description of Plan

The following brief description of the L.B. Foster Company 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes. Participants should refer to the summary plan description for more complete information. The Plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.

General

The Plan is a defined contribution plan extended to all eligible employees of L.B. Foster Company (the “Company”) who have attained age 18. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, collectively serves as the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Contributions and Forfeitures

Contributions under the Plan are made by both the participants and the Company. Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code limitations. However, there is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom Fund (target date retirement fund) that coincides with the participant’s date of normal retirement age, until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.

The Plan includes a provision for an immediate Company match. Participants receive a Company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. To be eligible for the Company’s matching contributions, participants must make pretax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match the combined total of these contributions up to the matching limit.

The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the Plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year.

1. Description of Plan (continued)

Discretionary profit-sharing contributions are directed into eligible participant accounts based on the participants’ investment elections at the time the contribution is made. Discretionary profit-sharing contributions of $750,000 and $1,100,000 were approved for 2015 and 2014, respectively.

The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with non-vested employer matching contributions. During the year ended December 31, 2015, forfeitures of $29,248 were utilized to reduce Company contributions. At December 31, 2015 and 2014, forfeitures of $16,286 and $17,439, respectively, were available to reduce future Company contributions.

Participant Accounts

Each participant account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of Company contributions, and related earnings (losses) of the funds. Participant accounts may be invested in 10% increments into Company stock, a stable value collective trust fund, or any of the mutual funds available under the Plan or other investment securities through a self-directed brokerage option, at the direction of the participant.

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, (c) plus related earnings (losses). Participants are 100% vested in Company contributions after two years of eligible service or attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his or her participant account.

Notes Receivable from Participants

A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate as determined by the Plan sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

1. Description of Plan (continued)

Benefit Payments

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance. As provided by the Plan, a distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed and discretionary contributions, and related earnings.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is reported within interest and dividends on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

2. Summary of Significant Accounting Policies (continued)

Benefit Payments

Benefits are recorded upon distribution.

Reclassifications

Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 financial statement presentation.

Plan Adoption of New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The ASU removes certain disclosures and the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value (“NAV”) per share practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The ASU should be applied retrospectively to all periods presented. Management has elected to adopt this guidance for the year ended December 31, 2015. Accordingly, presentation of the stable value collective trust fund at NAV as the fair value practical expedient has been retrospectively applied.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. Management has elected to adopt Topic 962, Parts I and II as of and for the year ending December 31, 2015. Accordingly, the amendments were retrospectively applied resulting in removal of certain investment disclosures as allowed by ASU 2015-12, Part II. Adoption of the new standards had no impact on the net assets available for benefits as of December 31, 2015 or 2014. Topics 960 and 965, as well as Part III, are not applicable to the Plan.

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

At the date the financial statements were available to be issued, the Plan’s management concluded that there were no subsequent events requiring adjustments to the financial statements or disclosures as stated herein.

3. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the Plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurement (“ASC 820”), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•	Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

4. Fair Value Measurements (continued)

There have been no changes in the methodologies used at December 31, 2015 and 2014, nor have there been any transfers between levels during the years presented. The following is a description of the investments and valuation methodologies used for assets measured at fair value:

Common stock

L.B. Foster common stock is the only common stock investment available to the Plan and is valued daily at the closing price reported on the active market.

Mutual funds

Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

Stable value collective trust fund

Fidelity Managed Income Portfolio Class 1 (“MIP CL 1 Fund”) is the only stable value collective trust fund available to the Plan. The Plan uses the NAV per share of the MIP CL 1 Fund provided by the trustee as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the MIP CL 1 Fund, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The MIP CL 1 Fund’s units are issued and redeemed daily at the constant NAV of $1 per unit. The Fund’s investment objective is stability of principal and high current income.

Self-directed brokerage accounts

Accounts primarily consist of publicly traded cash reserves, common stocks, preferred stock, and publicly traded partnerships and trusts that are valued on the basis of readily determinable market prices.

Investments included in the statements of net assets available for benefits include mutual funds totaling $59,719,518 and $66,061,695, the self-directed brokerage accounts of $2,301,406 and $845,645, the Company’s common stock fund of $1,456,383 and $3,791,270 and the Company’s Stock Purchase Account of $1,050 and $983 which are stated at fair value as of December 31, 2015 and 2014, respectively. These investments are valued based upon daily unadjusted quoted prices and, therefore, are considered Level 1.

4. Fair Value Measurements (continued)

Excluded from the fair value disclosure above, the investment in the stable value collective trust fund is measured at NAV per share as a practical expedient. The NAV as of December 31, 2015 and 2014 for the investment in the MIP CL 1 Fund is $1,042,508 and $684,816, respectively. There are no unfunded commitments in regards to the MIP CL 1 Fund at December 31, 2015.

5. Transactions with Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and qualify as exempt party-in-interest transactions under ERISA. The Plan also invests in Company stock. The Company is the Plan sponsor, and therefore, transactions with L.B. Foster Company qualify as exempt party-in-interest transactions. Notes receivable from participants also qualify as exempt party-in-interest transactions.

6. Reconciliation of Financial Statements to Form 5500

The Form 5500 has been prepared using the fair value of the underlying investments held by the stable value investment fund, instead of using the NAV as the practical expedient to estimate fair value (see Note 4). The following is a reconciliation of the net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31:

	2015	2014

Net assets available for benefits per financial statements	$66,660,889	$73,713,854
Adjustment from NAV to fair value for stable value collective trust fund investment	7,120	10,158

Net assets available for benefits per Form 5500	$66,668,009	$73,724,012

The following is a reconciliation of the net decrease before transfers in the Statement of Changes in Net Assets Available for Benefits per the financial statements for the year ended December 31, 2015, to net loss per Form 5500:

Net decrease before transfers per the financial statements	$(7,062,219)
Net change in adjustment from NAV to fair value for stable value collective trust fund investment	(3,038)

Net loss per Form 5500	$(7,065,257)

Supplemental Schedule

L.B. Foster Company

401(k) and Profit Sharing Plan

EIN #25-1324733        Plan #201

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
Fidelity Investments*:
Government Income Fund	Government obligations	154,514	$1,591,495
Balanced Fund – Class K	Equities	86,126	1,827,601
Low Price Stock Fund – Class K	Equities	84,827	4,047,108
International Discovery Fund – ‘Class K	Equities	76,855	3,020,419
Capital Appreciation Fund – Class K	Equities	67,713	2,196,619
Contrafund K	Equities	7,547	746,221
Spartan Extended Market Index Fund – Advantage Class	Index funds	34,921	1,753,010
Spartan International Index Fund – Advantage Class	Index funds	12,313	442,417
Spartan Small Cap Index- Advantage Class	Index funds	1,741	26,910
Spartan US Bond Index Fund – Advantage Class	Fixed income securities	13,624	156,540
Spartan 500 Index Fund – Advantage Class	Index funds	60,986	4,378,818
Freedom Income Fund – Class K	Equity funds, fixed income funds	42,640	484,390
Freedom 2010 – Class K	Equity funds, fixed income funds	41,992	518,175
Freedom 2015 – Class K	Equity funds, fixed income funds	179,615	2,299,075
Freedom 2020 – Class K	Equity funds, fixed income funds	329,074	4,449,081
Freedom 2025 – Class K	Equity funds, fixed income funds	185,108	2,610,019
Freedom 2030 – Class K	Equity funds, fixed income funds	301,507	4,320,591
Freedom 2035 – Class K	Equity funds, fixed income funds	64,378	950,224
Freedom 2040 – Class K	Equity funds, fixed income funds	89,316	1,320,990
Freedom 2045 – Class K	Equity funds, fixed income funds	89,916	1,367,619
Freedom 2050 – Class K	Equity funds, fixed income funds	55,606	852,437
Freedom 2055 – Class K	Equity funds, fixed income funds	21,794	247,364
Freedom 2060 – Class K	Equity funds, fixed income funds	2,192	21,634
Retirement Government Money Market Fund	Government obligations, money market securities	2,956,244	2,956,244
Managed Income Portfolio Class 1	Stable value fund	1,042,508	1,049,628
Franklin Mutual Shares Class Z	Equities	135,275	3,517,155
Glenmede Small Cap EQ IS	Equities	32,889	851,814
Prudential Jennison Mid-Cap Growth Fund - Class Q	Equities	45,960	1,660,985
Janus Triton N	Equities	63,719	1,417,106
PIMCO Total Return Fund	Fixed income securities	218,739	2,202,703
PIMCO Real Return Institutional Fund	Fixed income securities	96,746	1,016,805
Allianz NFJ Small Cap Value Fund	Equities	72,152	1,440,164
Oppenheimer Developing Markets A Fund	Equities	16,185	492,033
Sentinel Common Stock A	Equities	116,421	4,535,752
Self Directed Brokerage Account	Equities		2,301,406

			$63,070,552

L.B. Foster Company

401(k) and Profit Sharing Plan

EIN #25-1324733        Plan #201

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value

L.B. Foster Company*:
Stock Fund	Common stock	106,617	1,456,383
Stock Purchase Account	Money market securities	—	1,050

			1,457,433

			$64,527,985

Participant loans*	Participant loans, interest rates ranging from 4.25% to 8.75%, various maturities ranging from one to fourteen years **		1,242,764

			$65,770,749

*	Party in interest
**	Includes loans granted prior to a Plan amendment requiring a five year repayment from the grant date

Note: The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B Foster Company 401(k) and Profit Sharing Plan

Date: June 28, 2016	/s/ Brian H. Kelly
Brian H. Kelly
Vice President, Human Resources and Administration